Tropical Sunshine Products, LLC

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (0215)	27,446.54
Total Bank Accounts	**$27,446.54**
Other Current Assets	
Inventory Asset	120,000.00
Total Other Current Assets	**$120,000.00**
Total Current Assets	**$147,446.54**
TOTAL ASSETS	**$147,446.54**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	120,100.00
Outside Investment	20,340.00
Owner's Investment	244,500.00
Retained Earnings	-133,145.36
Net Income	-104,348.10
Total Equity	**$147,446.54**
TOTAL LIABILITIES AND EQUITY	**$147,446.54**